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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             CARIBBEAN CIGAR COMPANY
                             -----------------------
                                (Name of Issuer)


                                   141834 10 1
                                 --------------
                                 (CUSIP Number)


                                RONALD G. FARRELL
                             9925 HAYES BRIDGE ROAD
                                  SUITE 200-308
                            ALPHARETTA, GEORGIA 30202
               --------------------------------------------------
               (Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    COPY TO:
                                JAMES P. HERMANCE
                           HARKLEROAD & HERMANCE, P.C.
                           229 PEACHTREE STREET, N.E.
                        SUITE 2500 -- INTERNATIONAL TOWER
                             ATLANTA, GEORGIA 30303
                                 (404) 588-9211


                                  JUNE 1, 1998
                         ------------------------------
                         (Dates of Events which Require
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following the following box [ ].

                                   ----------

Check the following box if a fee is being paid with this Statement [ ].

                                   ----------

NOTE: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THAT ACT.

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CUSIP NO. 205171 10 1
---------------------

--------------------------------------------------------------------------------
(1)   |    NAME OF REPORTING PERSON AND S. S. OR I.R.S IDENTIFICATION NO.
      |    Ronald G. Farrell
      |
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(2)   |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      |        (a) YES  [ ]
      |        (b) NO   [X]
--------------------------------------------------------------------------------
(3)   |    SEC USE ONLY
      |
      |
--------------------------------------------------------------------------------
(4)   |    SOURCE OF FUNDS: N/A
      |
      |
--------------------------------------------------------------------------------
(5)   |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      |    PURSUANT TO ITEMS 2(d) OR 2(e)   [ ].
      |
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(6)   |    CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES
      |
      |
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  NUMBER OF    |  (7)   |   SOLE VOTING POWER
               |        |
   SHARES      |        |      0
               -----------------------------------------------------------------
BENEFICIALLY   |  (8)   |   SHARED VOTING POWER
               |        |
  OWNED BY     |        |      0
               -----------------------------------------------------------------
    EACH       |  (9)   |   SOLE DISPOSITIVE POWER
               |        |
  REPORTING    |        |      0
               -----------------------------------------------------------------
   PERSON      |  (10)  |   SHARED DISPOSITIVE POWER
               |        |
    WITH       |        |      0
--------------------------------------------------------------------------------
(11)  |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      |
      |       0
--------------------------------------------------------------------------------
(12)  |    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      |    EXCLUDES CERTAIN SHARES:   [ ]
      |
--------------------------------------------------------------------------------
(13)  |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      |
      |       0%
--------------------------------------------------------------------------------
(14)  |    TYPE OF REPORTING PERSON -- IN
      |
      |
--------------------------------------------------------------------------------



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Item 1. SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D/A relates is as follows:

          Common Stock, with par value $0.001 (the "Common Stock") of Caribbean Cigar Company (the "Company," "CIC," or the "Issuer").

          The principal executive offices of the Company are located at 6265 SW 8th Street, Miami, Florida 33144.


Item 2. IDENTITY AND BACKGROUND.

     This Schedule 13D/A is filed by the Reporting Person.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     Not Applicable.


Item 4. PURPOSE OF THE TRANSACTION.

     Not Applicable.


Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     The CCC Agreement was terminated as of June 1, 1998 pursuant to a Release Agreement dated June 1, 1998 by and between the Issuer, Mr. Farrell, Kevin Doyle, Edward C. Williams and Curtis Zimmerman.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as discussed above, their are no contracts, arrangements, understandings or other relationships between the Company and the Reporting Person with respect to any securities of the Company.


Item 7. MATERIAL FILED AS EXHIBITS.

     Exhibit 1 -- Release Agreement dated June 1, 1998 by and between the Company, Mr. Farrell, Kevin Doyle, Edward C. Williams and Curtis Zimmerman.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D/A is true, complete and correct as of the date thereof.


DATED: July 17, 1998.


/s/ RONALD G. FARRELL
---------------------------
    Ronald G. Farrell